UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
 (Amendment No. 02)*
Eos Petro, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
29414L102
(CUSIP Number)
Calendar Year 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
 ☐  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the   Notes).

CUSIP No. 29414L102	13G

LowCo [EOS/Petro], LLC
1.	NAMES OF REPORTING PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,575,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,575,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,575,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.67%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 29414L102	13G

LowCal Industries, LLC
1.	NAMES OF REPORTING PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,800,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,800,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.47%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 29414L102	13G

LowCo, LLC
1.	NAMES OF REPORTING PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,575,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,575,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,575,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.67%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 29414L102	13G

Kinderlach Ltd Co, LLC
1.	NAMES OF REPORTING PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,800,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,800,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.47%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 29414L102	13G

Shlomo Lowy
1.	NAMES OF REPORTING PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,375,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,375,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,375,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.14%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 29414L102	13G

Item 1.
(a)	Name of Issuer EOS Petro, Inc. (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices 1999 Avenue of the Stars, Suite 2520, Los Angeles, California 90067

Item 2.
(a)
Name of Person Filing

•LowCo [EOS/Petro], LLC ("LowCoEOS").
•LowCal Industries, LLC ("LowCal").
•LowCo, LLC ("LowCoLLC").
•Kinderlach Ltd Co, LLC ("Kinderlach").
•Shlomo Lowy ("Mr. Lowy").

Mr. Lowy is the sole managing member of LowCoLLC, which in turn acts as the sole managing member of LowCoEOS. By virtue of their respective status as managing members, Mr. Lowy and LowCoLLC each have voting and investment power over, and may each be deemed to be beneficial owners of Common Stock (as defined below) beneficially owned by LowCoEOS.

Mr. Lowy is the sole managing member of Kinderlach, which in turn acts as the sole managing member of LowCal. By virtue of their respective status as managing members, Mr. Lowy and Kinderlach each have voting and investment power over, and may each be deemed to be beneficial owners of Common Stock (as defined below) beneficially owned by LowCal.

LowCoEOS is the registered holder of 3,525,000 shares of Common Stock.

On February 8, 2013, the Issuer issued a secured convertible promissory note to LowCal (the "Note"). As subsequently amended on January 13, 2015, all $5,000,000 in principal is convertible at the option of LowCal into shares of Common Stock at a per share conversion price of $2.50. On the date that the Note has been paid in full, Issuer has also promised to issue to LowCal an additional 50,000 shares of Common Stock. At LowCal's option, upon exercise in whole or in part of the Note, any shares of Issuer's Common Stock issuable as a result thereof may be registered directly in the name of LowCoEOS instead. As such, for purposes of this Schedule 13G, LowCoEOS may also be deemed to be a shared beneficial owner of these shares issuable under the Note.

On August 14, 2014, and as amended on August 15, 2015,  in consideration for certain amendments made to the Note, the Issuer issued to LowCoEOS a warrant (the "2014 Warrant") to purchase 500,000 shares of Common Stock, which is exercisable at $2.00 per share and expires on January 1, 2019.  On August 14, 2015, the Issuer issued an additional warrant (the "2015 Warrant") to purchase 500,000 shares of the Issuer's restricted common stock at an exercise price of $2.00, vesting immediately and expiring January 1, 2019.

The Note, the 2014 Warrant and the 2015 Warrant contain a contractual limit of 9.99% on the amount of outstanding shares of Common Stock that LowCal and its affiliates, including LowCoEOS, may in the aggregate beneficially own after exercise of the Note or 2014 Warrant.  Absent a written waiver from the Issuer, neither the Note, the 2014 Warrant nor the 2015 Warrant may be exercised in whole or in part if such exercise would cause LowCal and its affiliates to exceed the contractual limit. For purposes of this Schedule 13G, ownership percentages have been calculated as if this limit were waived; however, such waiver would need to be attained from the Issuer before the reporting persons could exercise such convertible securities.

(b)	Address of the Principal Office or, if none, residence The business address of each of LowCoEOS, LowCal, LowCoLLC, Kinderlach, and Mr. Lowy is 6119 Greenville Ave, Suite 340, Dallas, TX 75206.

(c)	Citizenship Each of LowCoEOS, LowCal, LowCoLLC and Kinderlach is a Limited Liability Company formed under the laws of the State of Wyoming. Mr. Lowy is a citizen of the United States of America.

(d)	Title of Class of Securities Common Stock, par value $0.0001(the "Common Stock")

(e)	CUSIP Number 29414L102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 8,375,000
`
	(b)	Percent of class: 16.14%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote of Common Stock: 0.

		(ii)	Shared power to vote or to direct the vote of Common Stock: 8,375,000.

		(iii)	Sole power to dispose or to direct the disposition of Common Stock: 0.

		(iv)	Shared power to dispose or to direct the disposition of Common Stock:
8,375,000.
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     .
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
 Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
 Not applicable.
Item 8.  Identification and Classification of Members of the Group.
 See Exhibit B.

Item 9.  Notice of Dissolution of Group.
 Not applicable.
Item 10.  Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29414L102	13G

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	February 16, 2016

LowCo [EOS/Petro], LLC

By: /s/ Shlomo Lowy
Name: Shlomo Lowy Its: Managing Member

LowCal Industries, LLC

By: /s/ Shlomo Lowy
Name: Kinderlach Ltd Co, LLC Its: Managing Member

LowCo, LLC By: /s/ Shlomo Lowy Name: Shlomo Lowy Its: Managing Member Kinderlach Ltd Co, LLC
By: /s/ Shlomo Lowy
Name: Shlomo Lowy Its: Managing Member
Shlomo Lowy By: /s/ Shlomo Lowy

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Eos Petro, Inc., dated as of February 13, 2015, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	February 16, 2016

LowCo [EOS/Petro], LLC

By: /s/ Shlomo Lowy
Name: Shlomo Lowy Its: Managing Member

LowCal Industries, LLC

By: /s/ Shlomo Lowy
Name: Kinderlach Ltd Co, LLC Its: Managing Member

LowCo, LLC By: /s/ Shlomo Lowy Name: Shlomo Lowy Its: Managing Member Kinderlach Ltd Co, LLC
By: /s/ Shlomo Lowy
Name: Shlomo Lowy Its: Managing Member

Shlomo Lowy By: /s/ Shlomo Lowy

EXHIBIT B

LowCo [EOS/Petro], LLC

LowCal Industries, LLC

LowCo, LLC

Kinderlach Ltd Co, LLC

Shlomo Lowy